Filed by Alexion Pharmaceuticals, , Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: Synageva BioPharma Corp.

Commission File No.: 0-23155

Alexion Agrees to Acquire Synageva BioPharma

A Message from David Hallal, Chief Executive Officer

Dear Colleagues:

I am very excited to share with you today that Alexion has entered into an agreement to acquire Synageva BioPharma – a company that shares our commitment to transform the lives of patients. The acquisition of Synageva strengthens our global leadership in developing and commercializing therapies for devastating and rare diseases. You can view the press release here and transaction details here.

This is a significant milestone for our company. The acquisition of Synageva is an ideal strategic and operational fit for Alexion for several reasons:

•	Synageva’s lead product Kanuma™ (sebelipase alfa) is one of the most unique and valuable rare disease therapies in late-stage development today. Lysosomal Acid Lipase Deficiency (LAL-D) is a severe and ultra-rare metabolic disorder that affects people of all ages, leading to significant morbidity and mortality. Similar to HPP, the youngest LAL-D patients typically do not survive beyond their first year of life.

•	As we near regulatory approval for Strensiq™ (asfotase alfa), the addition of Kanuma establishes the foundation for a premier, multi-billion dollar metabolic rare disease franchise with two innovative products anticipated to launch this year. Kanuma has received Breakthrough Therapy Designation by the U.S. Food and Drug Administration and is under Priority Review. The European Medicines Agency also has granted Synageva’s request for accelerated assessment of the Marketing Authorization Application.

•	The combination of our clinical and pre-clinical programs will create the most robust rare disease pipeline in the biotech industry. Our R&D pipeline will now feature a total of eight product candidates in 11 indications. These programs include Synageva’s SBC-103 for patients with MPS IIIB, a genetic and progressive rare metabolic disease. In addition, Alexion will have more than 30 diverse pre-clinical programs across a range of therapeutic areas and modalities, including 12 from Synageva’s novel drug discovery platform. We expect at least four of our combined innovative programs to enter the clinic by the end of 2016.

•	The acquisition provides immediate and long-term growth as we accelerate and diversify our business through this decade and well into the next.

Integrating our Two Companies

Synageva is an outstanding company that shares our unwavering commitment to develop innovative therapies for children and adults with devastating diseases who otherwise have little or no hope. As we look forward to closing the transaction in mid-2015, I have asked Dan Bazarko, Vice President, Internal Audit, to lead our integration planning. Dan will assemble a cross-functional team that will build a roadmap for the successful combination of our two companies.

We look to close the transaction in mid-2015. Until closing, Alexion and Synageva will continue to operate independently, and we should all remain focused on delivering on our 2015 priorities at Alexion.

There is no question that Alexion is at the strongest position of our 23-year history as Soliris in PNH and aHUS continues to grow strongly, and we prepare for up to eight new indication or product approvals through 2018. The acquisition of Synageva will strengthen our global leadership in what we KNOW well and DO well – developing and commercializing transformative therapies for patients with devastating and rare diseases.

I look forward to talking to you about the acquisition of Synageva when I host a Global Employee Town Hall today at 2:00 p.m. EDT. An Atrium email will follow shortly with details on how to view or hear the event. Following the Town Hall, I’ll continue to keep you posted on the progress of the transaction.

I hope you share my excitement in what lies ahead for 2015 and beyond as we prepare to launch two new products this year and advance the most robust pipeline in our history. Thank you for your ongoing commitment to our patients as we continue to establish Alexion as the premier biotech company in the world.

Best regards,

David

Forward-Looking Statements

This communication includes statements that may be forward-looking statements.  The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements.  Alexion and Synageva caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements.  Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action and changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, commencement dates for new clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding marketing approval or material limitations on the marketing of our approved products or any future approved products, delays or interruptions in manufacturing or commercial operations including due to actions of regulatory authorities or otherwise, the possibility that results of clinical trials in approved and investigational indications are not predictive of safety and efficacy in broader patient populations, the adequacy of our pharmacovigilance and drug safety reporting processes, the risk that acquisitions will not result in the anticipated clinical milestones or long-term commercial results, the risk that initial results of commercialization in approved indications are not predictive of future performance, risks involving the ability to license necessary intellectual property on reasonable terms or at all, the risk that third party payors, public or private, will not reimburse for the use of Soliris, Strensiq (asfotase alfa) or Kanuma (sebelipase alfa), or any future products at acceptable rates or at all, risks regarding estimates of the ultimate size of various patient populations, risks relating to foreign currency fluctuations, exposures to additional tax liabilities, and a variety of other risks.  Additional information about the economic, competitive, governmental, technological and other factors that may affect the companies’ operations is set forth, in the case of Alexion, in Item 1.A, “Risk Factors,” in Alexion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the Securities and Exchange Commission (the “SEC”) and, in the case of Synageva, in Item 1.A, “Risk Factors,” in Synageva’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the SEC.  Neither Alexion nor Synageva undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced, and no proxies are yet being solicited .  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that Alexion and its offering subsidiary, Galaxy Merger Sub Inc. (“Offeror”), will file with the SEC.

Offeror plans to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; Synageva plans to file a Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the offer; and Alexion plans to file a registration statement on Form S-4 that will serve as a prospectus for Alexion shares to be issued as consideration in the offer and merger. If the offer is successfully completed, the remaining shares of Synageva will be purchased by Alexion in a second-step merger and, in accordance with applicable law, no vote by the Synageva stockholders will be required.  Under certain circumstances described in the definitive transaction documents, the parties may determine to instead to terminate the offer and effect the transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a separate registration statement on Form S-4 filed by Alexion that will serve as a prospectus for Alexion shares to be issued as consideration in the merger and as a proxy statement for the solicitation of votes of Synageva stockholders to approve the merger. IN EITHER CASE, THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ALEXION, SYNAGEVA AND THE TRANSACTIONS.  SYNAGEVASTOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SHARES OR, IF NECESSARY, VOTING ON THE TRANSACTION.  These documents will be made available to Synageva stockholders at no expense to them and will also be available for free at the SEC's website at www.sec.gov.  Additional copies may be obtained for free by contacting Alexion’s investor relations department at 203-699-7722 or Synageva’s investor relations department at 781-357-9947.

In addition to the SEC filings made in connection with the transaction, each of Alexion and Synageva files annual, quarterly and current reports and other information with the SEC.  You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Alexion’s and Synageva’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

If the exchange offer is terminated and the parties seek to effect the transaction by merger only, in which case, the approval of Synageva stockholders must be obtained, Alexion, Synageva and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Synageva’s stockholders in connection with the proposed transaction.  Information regarding Alexion’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 8, 2015; information regarding Synageva’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 28, 2015.  Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction.